October 15, 2014

VIA EDGAR

Joseph Cascarano

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Cascarano:

Millennial Media, Inc. (the “Company”) hereby acknowledges that it has received additional comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2014 with respect to the above-referenced filing (the “Comments”).  Due to currently contemplated schedules of Company personnel, the Company does not believe it will be able to respond within 10 business days of the date of the Comments.  Per your telephone discussion with Catherine Scavello, the Company’s Associate General Counsel, on October 15, 2014, the Company intends to respond to the Comments by October 31, 2014.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Ho Shin
Ho Shin, Esq.
General Counsel and Chief Privacy Officer

cc:                                Brian F. Leaf, Esq., Cooley LLP